UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			     (Amendment No. 6)


			Red Lion Hotels Corporation
			     (Name of Issuer)

		  Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				756764106
			      (CUSIP Number)

			      Alexander B. Washburn
			c/o Columbia Pacific Advisors, LLC
			1910 Fairview Avenue East, Suite 500
			     Seattle, Washington 98102
	     (Name, Address and Telephone Number of Person Authorized to
			Receive Notices and Communications)


			     November 30, 2010
	    (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

























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Cusip No.  756764106		Schedule 13-D			Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 4 of 10



1.	Names of Reporting Persons
	Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 7 of 10


1.	Names of Reporting Persons
	Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)  AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	Sole Voting Power
	4,158,976 shares of Common Stock (2)

8.	Shared Voting Power
	0 shares of Common Stock

9.	Sole Dispositive Power
	4,158,976 shares of Common Stock (2)

10.	Shared Dispositive Power
	0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,158,976 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.3% (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,158,976 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,654,263 shares of common stock outstanding as of November 2,
2010, as reported on the Company's Form 10-Q for the period ended September
30, 2010, filed on November 8, 2010.

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Cusip No.  756764106		Schedule 13-D			Page 8 of 10

				EXPLANATORY NOTE

       This Amendment No. 6 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010 and October 18, 2010 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company")

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4.	Purpose of Transaction

       The Reporting Persons have previously reported that they believe that the Issuer would be better able to realize its full value upon liquidation or sale. The Reporting Persons continue to so believe. In addition, the Reporting Persons now believe that it may be in the Issuer's best interest to sell one or more assets, the value of which may not be fully reflected in the Issuer's stock price, and has recommended to the Issuer that it consider such sales. If a sale of one or more assets is proposed by the Issuer, the Reporting Persons and/or their affiliates or associates may seek to be involved. The Reporting Persons may also initiate proposals for a possible acquisition of certain assets.


Item 5.	Interest in Securities of the Issuer
       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

       (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 4,158,976 shares of Common Stock, which constitutes 22.3% of the total number shares of Common Stock outstanding as of November 2, 2010, as reported in the Company's Form 10-Q for the period ended September 30, 2010

       (c) The trading dates, number of shares purchased and sold and price per share for all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the New York Stock Exchange as set forth in Exhibit A.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the shares of Common Stock by the Fund during the past 60 days.
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Cusip No.  756764106		Schedule 13-D			Page 9 of 10



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 30, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  November 30, 2010	COLUMBIA PACIFIC ADVISORS, LLC (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  November 30, 2010	/s/ Alexander B. Washburn
				Alexander B. Washburn (1)



Dated:  November 30, 2010	/s/ Daniel R. Baty
				Daniel R. Baty (1)



Dated:  November 30, 2010	/s/ Stanley L. Baty
				Stanley L. Baty (1)



Dated:  November 30, 2010	/s/ Brandon D. Baty
				Brandon D. Baty (1)


________________
(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.



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Cusip No.  756764106		Schedule 13-D			Page 10 of 10



				Exhibit A

	TRANSACTIONS IN THE SHARES BY THE FUND DURING THE PAST 60 DAYS

Date of			Number of Shares		Approximate
Transaction		Purchased/(Sold)		Price per Share

10/04/2010		 9,200			$7.24
10/05/2010		 4,445			$7.39
10/06/2010		10,400			$7.64
10/07/2010		 9,400			$7.76
10/08/2010		 6,490			$7.79
10/11/2010		 2,500			$7.92
10/12/2010		 5,900			$7.97
10/13/2010		 5,205			$8.01
10/14/2010		   300			$8.08
10/15/2010		 7,700			$8.04
10/18/2010		 2,000			$8.08
10/19/2010		 6,205			$8.01
10/20/2010		   700			$8.21
10/21/2010		 9,500			$8.12
10/22/2010		 2,600			$8.12
10/25/2010		 6,700			$8.12
10/26/2010		 3,601			$8.06
10/27/2010		 4,700			$7.94
10/28/2010		 1,360			$7.92
10/29/2010		 5,000			$7.85
11/01/2010		 1,420			$7.70
11/03/2010		 1,800			$7.99
11/05/2010		 5,400			$7.48
11/08/2010		 5,160			$7.53
11/09/2010		12,445			$7.43
11/10/2010		 4,500			$7.40
11/11/2010		 4,800			$7.38